Exhibit 99.6

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Annual Report on Form 40-F for the year ended December 31, 2022, and in the Registration Statements on Form F-10 (333-263248) and S-8 (333-238528 and 333-234574) of our report dated March 7, 2023, relating to the consolidated financial statements, which appears in this Form 40-F.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Ontario, Canada

March 7, 2023

PricewaterhouseCoopers LLP

PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5
T: +1 905 815 6300, F: +1 905 815 6499, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.